UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-39623

BRIDGETOWN HOLDINGS LIMITED

(Exact name of registrant as specified in its charter)

38/F Champion Tower

3 Garden Road, Central

Hong Kong

+852 2514 8888

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Units, each consisting of one Class A Ordinary Share and one-third of one redeemable Warrant

Class A Ordinary Shares, par value $0.0001 per share

Warrants, each whole warrant exercisable for one Class A Ordinary Share for $11.50 per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: None.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, MoneyHero Limited, as successor by merger to Bridgetown Holdings Limited, has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

MoneyHero Limited (as successor by merger to Bridgetown Holdings Limited)

Date: October 27, 2023	By:	/s/ Shaun Kraft
	Name:	Shaun Kraft
	Title:	Chief Financial Officer and Chief Operating Officer